









State of Delaware - Division of Corporations

DOCUMENT FILING SHEET - Fax# 302/739-3812

Priority 1 (One hr)	Priority 2 (Two Hr.)	Priority 3 (Same Day)	Priority 4 (24 Hour)	Priority 7 (Reg. Work)
☐	☐	☐	■	☐

SUBMITTER'S INFORMATION

Company/Firm or Individual's Name: XCraft Enterprises, Inc.
Return Address: 313 E Sherman Ave.
City – State - Zip: Coeur d'Alene, ID 83814
Attention: Kevin Nichols
Phone#: 509-995-2433 Fax#: ______
E-mail address: kevin@xcraft.io
Account Number: ______

DO NOT WRITE IN THIS SPACE

EACH REQUEST MUST BE SUBMITTED AS A SEPARATE ITEM WITH THIS FILING SHEET AS THE FIRST PAGE OF EACH SUBMISSION.

DOCUMENT FILING REQUEST INFORMATION

Name of Company/Entity: XCraft Enterprises, Inc.
File Number: 6330937 Reservation Number: ______
Type of Document: Amended Articles of Incorporation

Check if document is:
Changing Name ______ Changing Registered Agent ______ Changing Stock X

OTHER DOCUMENT FILING INFORMATION

# of Certified Copies returned: 1
Other requests: ______
Check #: ______ Total $ enclosed: ______

METHOD OF RETURN

____ Messenger/Pick up
____ Express Service Delivery Select Express Type
Acct#: ______
X Regular Mail
____ Other ______
Fax or e-mail is not available.

CREDIT CARD INFORMATION Card Type
(Visa, MasterCard, American Express & Discover Card Only)

4154 - 1780 - 9413 - 0382

Expiration Date - 02 / 18 Sec. Code 152

COMMENTS/FILING INSTRUCTIONS

INSTRUCTIONS

1. Visit corp.delaware.gov/cvrmemo.shtml for complete instructions on how to properly complete this memo.
2. Fully shade in the required Priority Square using a dark pencil or marker, staying within the square. .

AMENDED AND RESTATED CERTIFICATE

OF

INCORPORATION OF XCRAFT ENTERPRISES, INC.

File Number: 6330937

xCraft Enterprises, Inc. (the "Corporation") was formed in Delaware effective February 28, 2017. The Corporation is hereby filing this Amended and Restated Certificate of Incorporation pursuant to sections 242 and 245 of the Delaware General Corporation Law.

This Amended and Restated Certificate of Incorporation supersedes the existing Certificate of Incorporation.

ARTICLE I

The name of the Corporation is XCraft Enterprises, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The name of its registered agent at that address is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Incorporator of the Corporation is Kevin Nichols. The address of the Incorporator is:

Kevin Nichols
4327 S Pittsburg
Spokane, WA 99203

ARTICLE V

The total number of shares of stock which the Corporation shall have authority to issue is Seventy Five Million (75,000,000), consisting of Fifteen Million (15,000,000) shares of Preferred Stock, par value $0.0001 per share (the "*Preferred Stock*"), Forty Million (40,000,000) shares of Class A Voting Common Stock (the "*Class A Shares*"), par value $0.0001 per share, and Twenty Million (20,000,000) shares of Class B Non-Voting Common Stock (the "*Class B Shares*"), par value $0.0001 per share. Collectively the Class A Shares and Class B Shares shall be referred to as the "*Common Stock*", and

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (a "**Preferred Stock Designation**"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations, and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The designation of the series, which may be by distinguishing number, letter or

(b) The number of shares of the series, which the Board of Directors may thereafter (except where otherwise provided in a Preferred Stock Designation) increase or decrease (but not below a number of shares thereof then outstanding).

(c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

(d) Dates at which dividends, if any, shall be payable.

(e) The redemption rights and price or prices, if any, for shares of the series.

(f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

(i) Restrictions on the issuance of shares of the same series or of any other series.

(j) The voting rights, if any, of the holders of the series, and

Except as otherwise stated by applicable law, the Class A Shares shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Shares shall have no voting rights. Without limitation and for avoidance of any doubt, Class B Shares are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Shares and Class B Shares have identical rights and together are entitled to receive the net assets of the Corporation upon dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

ARTICLE VI

To the fullest extent permitted by the General Corporation Law of Delaware, as the same may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of Delaware is hereafter amended to authorize, with or without the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.

Any repeal or modification of any of the foregoing provisions of this Article VI by amendment of this Article VI or by operation of law, shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE VII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which Delaware law permits the Corporation to provide indemnification or advancement of expenses), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of Delaware, subject only to limits created by applicable Delaware law (statutory or nonstatutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

Any repeal or modification of any of the foregoing provisions of this Article VII by amendment of this Article VII or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the Corporation or any such other person existing at the time of, or increase the liability of any such director, officer, employee, agent or other person with respect to any acts or omissions thereof occurring prior to such repeal or modification.

ARTICLE VIII

The Corporation shall have perpetual existence.

ARTICLE IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation, but the stockholders may adopt additional Bylaws and amend or repeal any Bylaw whether adopted by them or otherwise.

ARTICLE XI

The number of directors that will constitute the whole Board of Directors shall be designated in the Bylaws of the Corporation. Vacancies created by the resignation of one or more members of the Board of Directors and new directorships created in accordance with the Bylaws of the Corporation, may be filled by the vote of a majority, although less than a quorum of the directors then in office or by a sole remaining director. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. Advance notice of new business and stockholder nominations for the election of directors shall be provided in the manner and to the extent provided in the Bylaws of the Corporation. Any action required by the General Corporation Law of Delaware to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided, however, that an action by written consent to elect directors, unless such action is unanimous, may be in lieu of holding of an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

ARTICLE XIII

The books of the Corporation may be kept (subject to any statutory provision) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors in the Bylaws of the Corporation.

ARTICLE XIV

This Amended and Restated Certificate of Incorporation requires shareholder approval. This amendment was adopted by action taken effective June 16, 2017. This amendment was approved by a majority of the shareholders as follows:

Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
3,526,250	3,526,250	2,400,000	0

The undersigned hereby further declares and certifies under penalty of perjury that the facts set forth in the foregoing Amended and Restated Certificate of Incorporation are true and correct to the knowledge of the undersigned.

Executed on this 16th day of June, 2017.

XCRAFT ENTERPRISES, INC.

By: _____
JD Claridge, President/CEO